MIMLIC Asset Management Company Letterhead




June 20, 1994



MIMLIC International Balanced Fund, Inc.
400 Robert Street North
St. Paul, MN  55101


Dear Sir/Madam:

In connection with the purchase by MIMLIC Asset Management Company (the "Purchaser") of 15,000 initial shares of common stock ("Stock") of MIMLIC International Balanced Fund, Inc. (the "Fund"), the Purchaser hereby represents that it is acquiring such Stock for investment with no intention of selling or otherwise disposing or transferring it or any interest in it.
The Purchaser hereby further agrees that any transfer of any such Stock or any interest in it shall be subject to the following conditions:

1. The Purchaser shall furnish the Fund and counsel satisfactory to the Fund prior to the time of transfer, a written description of the proposed transfer specifying its nature and consequence and giving the name of the proposed transferee.

2. The Fund shall have obtained from its counsel a written opinion stating whether in the opinion of such counsel the proposed transfer may be effected without registration under the Securities Act of 1933. If such opinion states that such transfer may be so effected, the Purchaser shall then be entitled to transfer its Stock in accordance with the terms specified in its description of the transaction to the Fund. If such opinion states that the proposed transfer may not be so effected, the Purchaser will not be entitled to transfer its Stock unless such Stock is registered.

3. The Purchaser understands that the Fund expects to incur organization expenses in connection with the start-up and initial registration of the Fund. These costs will be amortized over 60 months on a straight-line basis beginning on the date the Fund first offers capital stock to the public (commencement of operations). If the Purchaser redeems any or all of the Stock representing initial capital prior to the end of the 60-month amortization period, the redemption proceeds will be reduced by their pro rata portion of the unamortized organization costs. Such proration shall be calculated by dividing the number of shares of Stock to be redeemed by the number of shares of Stock representing initial capital.

MIMLIC International Balanced Fund, Inc.
June 20, 1994
Page Two


4. The Purchaser further agrees that all certificates, if any, representing such Stock shall contain on the face thereof the following legend:

        "The shares represented by this certificate may not be transferred without (i) the opinion of counsel satisfactory to MIMLIC International
        Balanced Fund, Inc. that the transfer may be legally made without registration under the Federal Securities Act of 1933; or (ii) such registration."

The Purchaser hereby authorizes the Fund to take such action as it shall reasonably deem appropriate to prevent any violation of the Securities Act of 1933 in connection with the transfer of Stock, including the imposition of a requirement that any transferee of the Stock sign a letter agreement similar to this one.

Very truly yours,

MIMLIC Asset Management Company


/s/ Paul H. Gooding
--------------------------------
Paul H. Gooding, President

PHG/ckk